UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pharmacia Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4j - schedule of reportable transactions, for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

New York, New York
June 28, 2005

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2004	2003

Assets:
Investments:
Pfizer Inc common stock	$409,604	$594,585
Pfizer Inc preferred stock	331,126	496,308
Collective trust funds	834,320	1,065,741
Fixed income investments	689,475	675,554
Mutual funds	611,390	147,700
Common stock of other companies	--	171,506
	2,875,915	3,151,394
Loans to participants	30,216	30,803
Total investments	2,906,131	3,182,197

Receivables:
Company contributions	53,001	51,006
Participant contributions	1,271	2,863
Dividends and interest receivable	3,089	3,560
Other receivables	1,343	955
Total receivables	58,704	58,384

Total assets	2,964,835	3,240,581

Liabilities:
Notes payable	59,720	124,902
Interest payable	48,866	48,962
Other payables	1,346	1,972
Total liabilities	109,932	175,836

Net assets available for plan benefits	$2,854,903	$3,064,745

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(in thousands of dollars)	2004	2003

Additions:
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$ (95,465)	$ 454,578
Interest	43,825	38,976
Dividends	21,295	28,084
Interest on participants' loans	1,635	2,284
Total investment income/(loss)	(28,710)	523,922

Contributions:
Participant	99,439	133,461
Rollovers	38,181	40,496
Company	71,005	79,607
Total additions	179,915	777,486

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	371,167	361,269
Administrative expenses	4,832	4,608
Interest on notes payable	6,771	13,089
Transfers out of Plan	6,987	--
Total deductions	389,757	378,966

Net increase/(decrease)	(209,842)	398,520

Net assets available for plan benefits:
Beginning of year	3,064,745	2,666,225
End of year	$2,854,903	$3,064,745

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(in thousands of dollars)

1.     Description of Plan

The following brief description of the Pharmacia Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

On April 16, 2003, Pfizer Inc. ("Pfizer" or the "Company") completed its acquisition of Pharmacia Corporation ("Pharmacia"), including its subsidiary, Pharmacia & Upjohn Company. In connection with the acquisition, Pfizer adopted and assumed the Plan. The Plan is a defined contribution plan with two component parts: a section 401(k) plan and a section 401 (m) plan. The section 401(m) plan consists of Employee Stock Ownership Plan ("ESOP") funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP. The Pharmacia ESOP Funds consist of a Preferred Employee Stock Ownership Plan (the "Preferred ESOP") and a Common Employee Stock Ownership Plan (the "Common ESOP"). The Plan covers substantially all domestic employees of the Company not otherwise covered by another defined contribution plan of the Company. The Plan continues to cover employees of business units aligned with Pharmacia prior to the acquisition.

As a result of the April 16, 2003 acquisition of Pharmacia, outstanding shares of Pharmacia common stock in the Pharmacia Common Stock Fund and Common ESOP accounts were converted to Pfizer common stock at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia stock held on April 16, 2003. The name of the Pharmacia Common Stock Fund was changed to the Pfizer Common Stock Fund and the Pharmacia Common ESOP Stock Fund was changed to the Pfizer Common ESOP Stock Fund. Within the Preferred ESOP, the conversion factor for the Convertible Perpetual Preferred Stock ("Preferred ESOP Stock") in the Preferred ESOP Stock Fund was changed to 2.57486 shares of Pfizer common stock for each preferred share. The name of the Pharmacia Preferred ESOP Stock Fund was changed to the Pfizer Preferred ESOP Stock Fund.

Prior to the Pfizer acquisition, the value of a share of Preferred Stock was the closing price of one share of Pharmacia common stock multiplied by a 1.83919 conversion factor. Subsequent to the Pfizer acquisition, the value of a share of Preferred Stock was the closing price of one share of Pfizer common stock multiplied by a 2.57486 conversion factor.

The Plan is part of the Pharmacia Retirement Choice Program ("Choice Program") available to all employees except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence program or those covered under a specifically designated severance package. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1 which provides greater pension plan benefits or Option 2 which provides greater savings plan benefits.

Plan Administration

The Administrative Committee - U.S. Plans is responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Global Benefits Investment Committee is responsible for monitoring plan investments.

Administrative Expenses

The Plan pays certain outside service provider expenses (e.g., investment manager, recordkeeping and trustee fees) incurred in the operation of the Plan. Certain other expenses are paid by the Company.

Contributions

Participants (other than Puerto Rico participants) may elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their compensation, as defined in the Plan document.  Puerto Rico participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their compensation, as defined in the Plan document. Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended, and for the Puerto Rico Participants, contributions are also subject to certain additional restrictions under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

The Company matching contributions are the basis for allocating shares of the Preferred Stock ESOP to participants' accounts in combination with a Common Stock ESOP also sponsored by Pfizer. The Preferred Stock remains unallocated until it is distributed (allocated) to participant accounts in accordance with the loan payment schedule and the provisions of the Plan. Dividends paid to the participants' Preferred ESOP accounts are substituted for an allocation in Preferred ESOP Stock, the cash being used to fund subsequent ESOP loan payments.

For employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. The match is allocated as a combination of the Preferred ESOP and the Common ESOP shares. The percentage split for the 2004 plan year was 65% to the Preferred ESOP and 35% to the Common ESOP through July 31, 2004. Thereafter, the percentage split was 0% to the Preferred ESOP and 100% to the Common ESOP. The percentage split for the 2003 plan year was 65% to the Preferred ESOP and 35% to the Common ESOP. The Preferred ESOP and Common ESOP will allocate shares of stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. Under Option 2 of the Choice Program there is an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which is based on the participant's ages as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections (not into the ESOP Stock Funds).

For Puerto Rico participants, the Company matches 100% of participant contributions, from 1% to 5% of compensation, in the form of preferred stock within the Preferred ESOP. The Preferred ESOP allocated shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match.

The Company contributes to the Common and Preferred ESOP's cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Company dividends paid to each ESOP and certain other funds are also used to repay the outstanding ESOP debt.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution, Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Choice Program Participants

Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

Plan participants eligible for the Choice Program, were provided with fund options as outlined below.

a)	Income Fund
b)	Core Bond Fund
c)	Value Stock Fund
d)	Large Company Stock Fund
e)	Growth Stock Fund
f)	Mid-Small Company Stock Fund
g)	International Stock Fund
h)	Pfizer Common Stock Fund (prior to April 16, 2003 - Pharmacia Common Stock Fund)
i)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may change their investment elections as often as once a day.

Effective February 3, 2003 a self-directed brokerage account was introduced as an investment option. Participants can choose from about 9,500 mutual funds with varying degrees of potential risk and return.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund.  Investments in the Core Bond Fund, Large Company Stock Fund, Mid-Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, company matching contributions for up to the first 5% of compensation and earnings thereon are only posted to the Preferred ESOP Fund and Common ESOP Fund. Upon attaining age 50, participants are allowed to transfer the balance of the Company Matching Account into the other investment fund options.

Other Plan Participants

Investment fund options available to all Plan participants currently not included in the Choice Program (primarily participants employed in Puerto Rico) are listed below.

a)	Income Fund
b)	American Balanced Fund
c)	Indexed Stock Fund
d)	Neuberger Berman Guardian Fund
e)	American Century Ultra Fund
f)	Templeton Foreign Fund
g)	Pfizer Common Stock Fund (prior to April 16, 2003 - Pharmacia Common Stock Fund)
h)	Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

For Puerto Rico participants, company matching contributions and earnings thereon are only posted to the Preferred ESOP Stock Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion of their Pfizer Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options. For participants age 55-59 and for participants age 60 and older, 25% and 50% can be transferred to other investment funds, respectively. Those age 60 and older that have already diversified their current Common Stock 25%, may only diversify another 25%.

The Northern Trust Company ("Northern Trust") is trustee for U.S. participants in the Plan. Banco Santandar is the trustee, and Northern Trust is the custodian for Puerto Rico participants. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments. To the extent any Plan assets are so invested, they are invested in funds managed by Northern Trust. Both Northern Trust and Banco Santandar are related parties to the Plan.

Loans to Participants

The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

Effective January 1, 2003, the loan payoff period increased to 90 days. Participants that terminate will have 90 days to repay the loan before the loan is taxed and penalized with an additional 10% tax.

Benefit Payments

Benefits are paid either in cash or in cash and common stock. Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund and the ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum or in installments.

In-Service Withdrawals

Participants may also elect to make in-service withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company except otherwise permitted under ERISA.

2.     Summary of Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at quoted market price as of the last business day of the Plan year. Shares of mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Loans to participants, which are subject to various interest rates, and short‑term securities are recorded at cost which approximates fair value. Short-term securities primarily consist of U.S. Government securities.

Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer common stock multiplied by 2.57486 on the last business day of the plan year (Preferred Stock share balances maintained by the plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer preferred stock was valued at $69.24 at December 31, 2004 and $90.97 at December 31, 2003 based on the closing Pfizer stock price of $26.89 on December 31, 2004 and $35.33 on December 31, 2003.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Forfeitures

Forfeited amounts are used to pay expenses of the Plan, interest on ESOP debt incurred by the Plan (paid in February of each year) and to reduce Company contributions.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

3.     Tax Status of the Plan

The Plan obtained its latest determination letter dated July 17, 2003 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Contributions made to the Plan by the Company, including pre‑tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current federal income tax law while these amounts remain in the Plan.

4.     Investments

The following investments represent 5% or more of the plan's net assets.

	December 31,
(in thousands of dollars)	2004	2003

Barclays Global Investors Equity Index Fund (13,857,852 and 15,385,997 units, respectively)	$501,516	$502,353
Pfizer Common Stock (15,232,580 and 16,829,472 shares, respectively)*	409,604	594,585
AEGON Global wrap contract (synthetic investment contract)	392,752	386,020
Pfizer Preferred Stock (4,782,419 and 5,455,728 shares, respectively)*	331,126	496,309
Barclays Global Investors Intermediate Government Credit Bond Fund (14,238,942 and 14,849,665 units, respectively)	238,075	240,862
Fidelity Growth Company Fund (3,224,903 units)	183,063	--
Dodge & Cox Stock Fund (1,299,969 and 1,169,265 units, respectively)	169,269	133,039
Barclays Capital Guardian International Non-U.S. Equity Fund (11,041,394 and 11,875,855 units, respectively)	$165,510	$154,861

*Nonparticipant-directed shares (See Note 6)

The plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	Year ended December 31,
(in thousands of dollars)	2004	2003

Mutual funds	$47,090	$32,972
Common stock	(131,682)	142,409
Preferred stock	(107,418)	80,671
Common/collective trust funds	96,545	198,526
	$(95,465)	$454,578

5.       Investment Contracts with Insurance Companies

The Income Fund consists primarily of benefit responsive guaranteed investment contracts ("GIC's") and synthetic investment contracts ("SIC's"). The contract value of the GICs and SICs represents the cost or face-value of the contract plus accrued interest. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2004 and 2003, the Plan held SIC's with a contract value of $689,475 and $666,299. At December 31, 2003, the Plan held GICs with a contract value of $9,255. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 6% for both 2004 and 2003. The crediting interest rates were approximately 5% for 2004 and 6% for 2003. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%. For GICs, the crediting interest rate, specified in the contract, was agreed upon with the issuers and was maintained for the life of the contract.

6.     Nonparticipant-directed Funds and Notes Payable

The Plan includes the following nonparticipant-directed funds: Pfizer Common Stock Fund, Preferred Leveraged ESOP and the Common Leveraged ESOP. These funds and their related activity were as follows:

Pfizer Common Stock Fund

Effective April 1, 1999, the Pfizer Common Stock Fund (formerly known as the Pharmacia Common Stock Fund) was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pfizer Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Pfizer Common Stock Fund:

	December 31,
(in thousands of dollars)	2004	2003

Assets:
Investments:
Short-term investment funds	$1,466	$2,622
Pfizer Inc common stock	192,976	272,986
Loans to participants	51	--
Total investments	194,493	275,608

Receivables:
Company contributions	22	21
Participant contributions	877	132
Dividends and interest receivable	4	2
Participant loan payment receivable+	--	21
Receivable from other investment funds+	--	240
Total receivables	903	416

Total assets	195,396	276,024

Liabilities:
Other payables*	--	384
Total liabilities	--	384

Net assets available for plan benefits	$195,396	$275,640

+ Included in other receivables on statements of net assets available for plan benefits.
* Included in other payables on statements of net assets available for plan benefits.

	Years ended December 31,
(thousands of dollars)	2004	2003

Additions/(Reductions):
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(60,689)	$46,534
Interest	130	35
Dividends	4,988	4,618
Total investment income/(loss)	(55,571)	51,187

Participant contributions	7,163	8,760
Company contributions	984	1,330
Participant loan repayments	1,265	1,718
Total additions/(reductions)	(46,159)	62,995

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	34,155	30,132
Participant loan transaction transfers, net	1,675	2,021
Administrative expenses	(63)	919
Transfers to/(from) investment funds, net	(1,682)	17,194
Total deductions	34,085	50,266

Net increase/(decrease)	(80,244)	12,729

Net assets available for plan benefits:
Beginning of year	275,640	262,911
End of year	$195,396	$275,640

Preferred Leveraged ESOP

On March 1, 1990, the Preferred ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which were guaranteed by the Company, matured in 2004 and previously paid interest at an annual rate of 9.79%. The remaining principal balance on these notes was $58,600 with unpaid interest of $5,737 as of December 31, 2003, which was paid in its entirety on February 1, 2004.

As of March 1, 1990, the Preferred ESOP issued a note to the Company in the amount of $25,000, which carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. Unpaid interest relating to this note was $36,460 and $32,845 at December 31, 2004 and 2003, respectively.

Effective January 31, 1997, the Preferred ESOP and State Street Bank entered into an agreement, whereby the Preferred ESOP can borrow amounts that in the aggregate cannot exceed $95 million (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of the New Loans are to be used to pay principal and interest then due on any existing Preferred ESOP loans. In relation to New Loans, the Preferred ESOP had drawings of $22,000 with unpaid interest of $12,300 and $22,000 with unpaid interest of $10,055 as of December 31, 2004 and 2003, respectively.

Projected principal loan payments on the Preferred ESOP debt at December 31, 2004 are as follows:

Year	Amount

2005	$25,000
2006 to 2010	22,000
Total	$47,000

This preferred stock, which was converted into Pfizer preferred stock on April 16, 2003, in connection with the acquisition of Pharmacia, is maintained in the Preferred ESOP as unallocated. As principal and interest on the borrowings is paid, the preferred shares become available to be allocated to participants' accounts as Company matching contributions.

Following are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits relating to the Preferred ESOP:

	December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$6,892	$3,976	$10,868
Pfizer Inc preferred stock, convertible	265,793	65,333	331,126
Total investments	272,685	69,309	341,994

Receivables:
Company contributions	--	47,910	47,910
Dividends and interest receivable	--	3,023	3,023
Total receivables	--	50,933	50,933
Total assets	272,685	120,242	392,927

Liabilities:
Notes payable	--	47,000	47,000
Interest payable	--	48,760	48,760
Other payables	92	1	93
Total liabilities	92	95,761	95,853

Net assets available for plan benefits	$272,593	$24,481	$297,074

	December 31, 2003
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$--	$11,209	$11,209
Pfizer Inc preferred stock, convertible	371,984	124,324	496,308
Total investments	371,984	135,533	507,517

Receivables:
Company contributions	--	48,957	48,957
Dividends and interest receivable	--	3,432	3,432
Total receivables	--	52,389	52,389
Total assets	371,984	187,922	559,906

Liabilities:
Notes payable	--	105,600	105,600
Interest payable	--	48,637	48,637
Other payables	4	102	106
Total liabilities	4	154,339	154,343

Net assets available for plan benefits	$371,980	$33,583	$405,563

	Year ended December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment loss:
Net depreciation in fair value of investment	$(79,486)	$(27,932)	$(107,418)
Interest	55	34	89
Dividends	10,130	2,511	12,641
Total investment loss	(69,301)	(25,387)	(94,688)

Company contributions	1,400	47,907	49,307
Allocation of 225,702 shares of Pfizer Inc preferred stock for Company matching contributions	20,364	(20,364)	--
Total additions/(reductions)	(47,537)	2,156	(45,381)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	48,618	--	48,618
Participant loan transaction transfers, net	57	--	57
Transfers to other investment funds	3,175	5,399	8,574
Interest on notes payable	--	5,859	5,859
Total deductions	51,850	11,258	63,108

Net decrease	(99,387)	(9,102)	(108,489)

Net assets available for plan benefits:
Beginning of year	371,980	33,583	405,563
End of year	$272,593	$24,481	$297,074

	Year ended December 31, 2003
(in thousands of dollars)	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment	$64,796	$15,875	$80,671
Interest	--	79	79
Dividends	10,531	4,022	14,553
Total investment income	75,327	19,976	95,303

Company contributions	--	49,707	49,707
Allocation of 525,654 shares of Pfizer Inc preferred stock for Company matching contributions	42,554	(42,554)	--
Total additions	117,881	27,129	145,010

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	46,417	--	46,417
Participant loan transaction transfers, net	65	--	65
Administrative expenses	1	2	3
Transfers to other investment funds	10,161	--	10,161
Interest on notes payable	--	11,237	11,237
Total deductions	56,644	11,239	67,883

Net increase	61,237	15,890	77,127

Net assets available for plan benefits:
Beginning of year	310,743	17,693	328,436
End of year	$371,980	$33,583	$405,563

Common Leveraged ESOP

As of December 31, 2004 and 2003, the outstanding principal balance on the Common ESOP's external debt was $3,774 and $5,662, respectively (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Common ESOP carried two separate internal notes payable to the Company. The outstanding principal balance of the first internal note as of December 31, 2004 and 2003 was $8,946 and $13,628, respectively (carrying an interest rate of 5.71% and maturing on December 15, 2006).

Projected principal loan payments on the Common ESOP debt at December 31, 2004 are as follows:

Year	Amount

2005	$6,477
2006	6,243
Total	$12,720

The proceeds of the borrowings were used to purchase Company common stock. This common stock, which was converted into Pfizer common stock on April 16, 2003, in connection with the acquisition of Pharmacia, is maintained in the Common ESOP as unallocated. This stock is released for allocation to participants' accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid.

Following are the net assets available for plan benefits and significant components of the changes in net assets available for plan benefits related to the Common ESOP:

	December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$652	$--	$652
Pfizer Inc common stock	189,649	26,749	216,398
Total investments	190,301	26,749	217,050

Receivables:
Company contributions	1,111	2,433	3,544
Dividends and interest receivable	--	2	2
Total receivables	1,111	2,435	3,546
Total assets	191,412	29,184	220,596

Notes payable	--	12,720	12,720
Interest payable	--	106	106
Total liabilities	--	12,826	12,826

Net assets available for plan benefits	$191,412	$16,358	$207,770

	December 31, 2003
(in thousands of dollars)	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$462	$--	$462
Pfizer Inc common stock	257,596	64,003	321,599
Total investments	258,058	64,003	322,061

Receivables:
Company contributions	373	1,042	1,415
Dividends and interest receivable	1	--	1
Total receivables	374	1,042	1,416
Total assets	258,432	65,045	323,477

Notes payable	--	19,302	19,302
Interest payable	--	325	325
Other payables	10	--	10
Total liabilities	10	19,627	19,637

Net assets available for plan benefits	$258,422	$45,418	$303,840

	Year Ended December 31, 2004
(in thousands of dollars)	Allocated	Unallocated	Total

Additions/(Reductions)
Additions to net assets attributed to:
Investment loss:
Net depreciation in fair value of investment	$(59,778)	$(11,215)	$(70,993)
Interest	8	14	22
Dividends	4,782	1,025	5,807
Total investment loss	(54,988)	(10,176)	(65,164)

Company contributions	732	5,672	6,404
Allocation of 746,383 shares of Pfizer Inc common stock for Company matching contributions	23,643	(23,643)	--
Total reductions	(30,613)	(28,147)	(58,760)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	27,393	--	27,393
Loan to participants	21	--	21
Transfers to other investment funds	8,983	--	8,983
Interest on notes payable	--	913	913
Total deductions	36,397	913	37,310

Net decrease	(67,010)	(29,060)	(96,070)

Net assets available for plan benefits:
Beginning of year	258,422	45,418	303,840
End of year	$191,412	$16,358	$207,770

	Year Ended December 31, 2003
(in thousands of dollars)	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investment	$40,985	$11,325	$52,310
Interest	--	7	7
Dividends	4,178	1,140	5,318
Total investment income	45,163	12,472	57,635

Company contributions	--	6,558	6,558
Allocation of 598,964 shares of Pfizer Inc common stock for Company matching contributions*	21,820	(21,820)	--
Total additions	66,983	(2,790)	64,193

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	32,312	--	32,312
Loan to participants	24	--	24
Transfers to other investment funds	6,227	--	6,227
Interest on notes payable	--	1,852	1,852
Total deductions	38,563	1,852	40,415

Net increase/(decrease)	28,420	(4,642)	23,778

Net assets available for plan benefits:
Beginning of year	230,002	50,060	280,062
End of year	$258,422	$45,418	$303,840

7.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

	December 31,
(in thousands of dollars)	2004	2003

Net assets available for plan benefits per the financial statements	$2,854,903	$3,064,745

Amounts allocated to withdrawing participants	(214)	(3,091)

Net assets available for plan benefits per Form 5500	$2,854,689	$3,061,654

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Years ended December 31,
(in thousands of dollars)	2004	2003

Benefits paid to participants per the financial statements	$371,167	$361,269

Add: Amounts allocated to withdrawing participants at end of year	214	3,091

Less: Amounts allocated to withdrawing participants at beginning of year	(3,091)	(714)

Benefits paid to participants per Form 5500	$368,290	$363,646

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

SCHEDULE I
PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004
(in thousands of dollars)

Identity of issue, borrower or similar party	Description of investment	Cost	Current Value

Corporate Stock - Preferred
*PFIZER INC	4,782,419 shares	$192,757	$331,126

Corporate Stock - Common
*PFIZER INC	15,232,580 shares	$360,885	$409,604

Common/Collective Trust
*COLLECTIVE SHORT-TERM INVESTMENT FUND	Money Market Fund	43,409	43,409
MFO BGI EQTY INDEX "T" FD	Com. Coll. fund: 13,857,852 units	376,580	501,516
MFO BGI EXTD MKT EQTY INDEX "K" FD	Com. Coll. fund: 3,903,113 units	91,538	123,885
MFO CAP GUARDIAN INTL NON-US EQTY	Com. Coll. Fund: 11,041,394 units	128,354	165,510
Total Common/Collective Trusts		$639,881	$834,320

Registered Investment Companies
MFD FIDELITY GROWTH COMPANY FUND	Mutual fund: 3,264,903 units	168,166	183,063
MFO AMER BALANCED FD INC CAP OPEN END FD	Mutual fund:55,145 units	875	993
MFO BGI INTERMEDIATE GOVERNMENT CREDIT BOND FUND	Com. Coll. Fund: 14,238,942 units	217,094	238,075
MFO AMERN CENTY ULTRA INV FD	Mutual fund: 115,566 units	3,258	3,409
MFO DODGE & COX STOCK FD OPEN END FD	Mutual fund: 1,299,969 units	132,816	169,269
MFO NEUBERGER & BERMAN GUARDIAN EQTY FD	Mutual fund:93,429 units	1,405	1,547
MFO TEMPLETON FDS INC FGN FD CL A	Mutual fund:46,4318 units	449	571
Total Registered Investment Companies		$524,063	$596,927

Self-Directed Brokerage Account			$14,463

Synthetic Investment Contracts
Monumental Life Ins. Co ABS Insurance Contract	Wrapper Contract
Contract No. MDA00349TR	Global Wrap		(3,092)
	Total Contract Value		77,273
	Interest rate: 5.59%	$74,181	74,181

Rabobank Nederland (1 contract)	Wrapper Contract
Contract No. UP060101	Global Wrap		(3,092)
	Total Contract Value		77,273
	Interest rate: 5.59%	74,181	74,181

UBS AG (1 contract)	Wrapper Contract
Contract No. 3080	Global Wrap		(3,092)
	Total Contract Value		77,273
	Interest rate: 5.59%	74,181	74,181

AIG Financial Products Corp. Landesbank (1 contract)	Wrapper Contract
Contract No. 541686	Global Wrap		(3,093)
	Total Contract Value		77,273
	Interest rate: 5.59%	74,180	74,180

AEGON Global Wrap	Wrapper Contract		(12,711)
Contract No. CDA0003TR	Global Wrap		405,463
	Total Contract Value	392,752	392,752
	Blended Interest Rate: 5.25%

Total Synthetic Investment Contracts - Contract Value		$689,475	$689,475

*Participant Loans	3,873 Loans,
	Interest rate: 4.00% - 10.5%
	Maturity date range: Jan. 2005 - Dec. 2014	$30,216	$30,216

Grand Total		$2,437,277	$2,906,131

* Party-in-Interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

SCHEDULE II
PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2004
(in thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Corporation*	Common stock; 71 purchases	$91,623	$--	$91,623	$91,623	$--

Pfizer Corporation*	Common stock; 140 sales	$--	$127,442	$95,697	$127,442	$31,745

*Party-in-interest as defined by ERISA

See accompanying report of independent registered pubic accounting firm.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Administrative Committee - U.S. Plans

Date:  June 28, 2005

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Administrative Committee- U.S. Plans
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 28, 2005, relating to the statements of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2004 and Schedule H, Line 4j -  Schedule of Reportable Transactions for the Year-Ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

New York, New York
June 28, 2005